UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Superconductor Technologies Inc.

(Name of Issuer)

Common Stock  ($0.001 par value)

(Title of Class of Securities)

867931107

(CUSIP Number)

Tony Di Bona

Alloy Ventures, Inc.

480 Cowper Street, Second Floor

Palo Alto, California  94301

(650) 687-5000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 17, 2002

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule 13D because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 867931107	Page 2 of 16

1	NAME OF REPORTING PERSON Alloy Ventures 2002, LLC (“Alloy 2002”) I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S) (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b) ☒

3	SEC USE ONLY
4	SOURCE OF FUNDS WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7

SOLE VOTING POWER

8,743,421 shares, of which 1,748,684 shares are issuable pursuant to warrants that are exercisable within 60 days, 8,513,555 shares are directly owned by Alloy Ventures 2002, L.P. ("Alloy Ventures") and 229,866 shares are directly owned by Alloy Partners 2002, L.P. ("Alloy Partners"). Alloy 2002, the general partner of Alloy Ventures and Alloy Partners, may be deemed to have sole power to vote these shares and Craig Taylor, Douglas E. Kelly, John F. Shoch, Tony Di Bona and J. Leighton Read, the managing members of Alloy 2002, may be deemed to have shared power to vote these shares.

	8	SHARED VOTING POWER 0

9

SOLE DISPOSITIVE POWER

8,743,421 shares, of which 1,748,684 shares are issuable pursuant to warrants that are exercisable within 60 days, 8,513,555 shares are directly owned by Alloy Ventures and 229,866 shares are directly owned by Alloy Partners. Alloy 2002, the general partner of Alloy Ventures and Alloy Partners, may be deemed to have sole power to dispose of these shares and Craig Taylor, Douglas E. Kelly, John F. Shoch, Tony Di Bona and J. Leighton Read, the managing members of Alloy 2002, may be deemed to have shared power to dispose of these shares.

	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,743,421 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 14.2%

14	TYPE OF REPORTING PERSON* OO

CUSIP No. 867931107	Page 3 of 16

1	NAME OF REPORTING PERSON Alloy Ventures 2002, L.P. (“Alloy Ventures”) I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S) (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b) ☒

3	SEC USE ONLY
4	SOURCE OF FUNDS WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7

SOLE VOTING POWER

8,513,555 shares, of which 1,702,711 shares are issuable pursuant to warrants which are exercisable within 60 days. Alloy Ventures 2002, LLC (“Alloy 2002”), the general partner of Alloy Ventures, may be deemed to have sole power to vote these shares and Craig Taylor, Douglas E. Kelly, John F. Shoch, Tony Di Bona and J. Leighton Read, the managing members of Alloy 2002, may be deemed to have shared power to vote these shares.

	8	SHARED VOTING POWER 0

9

SOLE DISPOSITIVE POWER

8,513,555 shares, of which 1,702,711 shares are issuable pursuant to warrants which are exercisable within 60 days.  Alloy 2002, the general partner of Alloy Ventures, may be deemed to have sole power to dispose of these shares and Craig Taylor, Douglas E. Kelly, John F. Shoch, Tony Di Bona and J. Leighton Read, the managing members of Alloy 2002, may be deemed to have shared power to dispose of these shares.

	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,513,555 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 13.8%

14	TYPE OF REPORTING PERSON* PN

CUSIP No. 867931107	Page 4 of 16

1	NAME OF REPORTING PERSON Craig Taylor (“Taylor”) I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S) (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b) ☒

3	SEC USE ONLY
4	SOURCE OF FUNDS N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 80,698

8

SHARED VOTING POWER

8,798,206 shares, of which 1,796,684 shares are issuable pursuant to warrants that are exercisable within 60 days, 6,785 shares are directly owned by Asset Management Associates 1984 (“AMA ‘84”), 36,072 shares are directly owned by AMA98 Ventures, L.P., 4,328 shares are directly owned by AMA98 Corporate, L.P., 5,417 shares are directly owned by AMA98 Investors, L.P., 2,183 shares are directly owned by AMA98 Partners, L.P., 8,513,555 shares are directly owned by Alloy Ventures 2002, L.P. ("Alloy Ventures") and 229,866 shares are directly owned by Alloy Partners 2002, L.P. ("Alloy Partners"). AMC Partners 84, a California Limited Partnership and the general partner of AMA ‘84, may be deemed to have sole power to vote 6,785 of these shares.  Alloy Ventures 1998, LLC, the general partner of AMA98 Ventures, L.P., AMA98 Corporate, L.P., AMA98 Investors, L.P. and AMA98 Partners, L.P., may be deemed to have sole power to vote 48,000 of these shares.  Alloy Ventures 2002, LLC (“Alloy 2002”), the general partner of Alloy Ventures and Alloy Partners, may be deemed to have sole power to vote 8,743,421 of these shares. Taylor, a general partner of AMC Partners 84, an initial member of Alloy Ventures 1998, LLC and a managing member of Alloy 2002, may be deemed to have shared power to vote all of these shares.

	9	SOLE DISPOSITIVE POWER 80,698

10

SHARED DISPOSITIVE POWER

8,798,206 shares, of which 1,796,684 shares are issuable pursuant to warrants that are exercisable within 60 days, 6,785 shares are directly owned by AMA ‘84, 36,072 shares are directly owned by AMA98 Ventures, L.P., 4,328 shares are directly owned by AMA98 Corporate, L.P., 5,417 shares are directly owned by AMA98 Investors, L.P., 2,183 shares are directly owned by AMA98 Partners, L.P., 8,513,555 shares are directly owned by Alloy Ventures and 229,866 shares are directly owned by Alloy Partners. AMC Partners 84, a California Limited Partnership and the general partner of AMA ‘84, may be deemed to have sole power to vote 6,785 of these shares.  Alloy Ventures 1998, LLC, the general partner of AMA98 Ventures, L.P., AMA98 Corporate, L.P., AMA98 Investors, L.P. and AMA98 Partners, L.P., may be deemed to have sole power to vote 48,000 of these shares.  Alloy 2002, the general partner of Alloy Ventures and Alloy Partners, may be deemed to have sole power to vote 8,743,421 of these shares. Taylor, a general partner of AMC Partners 84, an initial member of Alloy Ventures 1998, LLC and a managing member of Alloy 2002, may be deemed to have shared power to vote all of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,878,304 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 14.8%

14	TYPE OF REPORTING PERSON* IN

CUSIP No. 867931107	Page 5 of 16

1	NAME OF REPORTING PERSON Douglas E. Kelly (“Kelly”) I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S) (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b) ☒

3	SEC USE ONLY
4	SOURCE OF FUNDS N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 22,878

8

SHARED VOTING POWER

8,791,421 shares, of which 1,796,684 shares are issuable pursuant to warrants that are exercisable within 60 days, 36,072 shares are directly owned by AMA98 Ventures, L.P., 4,328 shares are directly owned by AMA98 Corporate, L.P., 5,417 shares are directly owned by AMA98 Investors, L.P., 2,183 shares are directly owned by AMA98 Partners, L.P., 8,513,555 shares are directly owned by Alloy Ventures 2002, L.P. ("Alloy Ventures"), and 229,866 shares are directly owned by Alloy Partners 2002, L.P. ("Alloy Partners"). Alloy Ventures 1998, LLC, the general partner of AMA98 Ventures, L.P., AMA98 Corporate, L.P., AMA98 Investors, L.P. and AMA98 Partners, L.P., may be deemed to have sole power to vote 48,000 of these shares.  Alloy Ventures 2002, LLC (“Alloy 2002”), the general partner of Alloy Ventures and Alloy Partners, may be deemed to have sole power to vote 8,743,421 of these shares. Kelly, an initial member of Alloy Ventures 1998, LLC and a managing member of Alloy 2002, may be deemed to have shared power to vote all of these shares.

	9	SOLE DISPOSITIVE POWER 22,878

10

SHARED DISPOSITIVE POWER

8,791,421 shares, of which 1,796,684 shares are issuable pursuant to warrants that are exercisable within 60 days, 36,072 shares are directly owned by AMA98 Ventures, L.P., 4,328 shares are directly owned by AMA98 Corporate, L.P., 5,417 shares are directly owned by AMA98 Investors, L.P., 2,183 shares are directly owned by AMA98 Partners, L.P., 8,513,555 shares are directly owned by Alloy Ventures, and 229,866 shares are directly owned by Alloy Partners. Alloy Ventures 1998, LLC, the general partner of AMA98 Ventures, L.P., AMA98 Corporate, L.P., AMA98 Investors, L.P. and AMA98 Partners, L.P., may be deemed to have sole power to vote 48,000 of these shares.  Alloy 2002, the general partner of Alloy Ventures and Alloy Partners, may be deemed to have sole power to vote 8,743,421 of these shares. Kelly, an initial member of Alloy Ventures 1998, LLC and a managing member of Alloy 2002, may be deemed to have shared power to vote all of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,814,299 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 14.7%

14	TYPE OF REPORTING PERSON* IN

CUSIP No. 867931107	Page 6 of 16

1	NAME OF REPORTING PERSON John F. Shoch (“Shoch”) I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S) (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b) ☒

3	SEC USE ONLY
4	SOURCE OF FUNDS N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 131,128

8

SHARED VOTING POWER

8,798,206 shares, of which 1,796,684 shares are issuable pursuant to warrants that are exercisable within 60 days, 6,785 shares are directly owned by Asset Management Associates 1984 (“AMA ‘84”), 36,072 shares are directly owned by AMA98 Ventures, L.P., 4,328 shares are directly owned by AMA98 Corporate, L.P., 5,417 shares are directly owned by AMA98 Investors, L.P., 2,183 shares are directly owned by AMA98 Partners, L.P., 8,513,555 shares are directly owned by Alloy Ventures 2002, L.P. ("Alloy Ventures") and 229,866 shares are directly owned by Alloy Partners 2002, L.P. ("Alloy Partners"). AMC Partners 84, a California Limited Partnership and the general partner of AMA ‘84, may be deemed to have sole power to vote 6,785 of these shares.  Alloy Ventures 1998, LLC, the general partner of AMA98 Ventures, L.P., AMA98 Corporate, L.P., AMA98 Investors, L.P. and AMA98 Partners, L.P., may be deemed to have sole power to vote 48,000 of these shares.  Alloy Ventures 2002, LLC (“Alloy 2002”), the general partner of Alloy Ventures and Alloy Partners, may be deemed to have sole power to vote 8,743,421 of these shares. Shoch, a general partner of AMC Partners 84, an initial member of Alloy Ventures 1998, LLC and a managing member of Alloy 2002, may be deemed to have shared power to vote all of these shares.

	9	SOLE DISPOSITIVE POWER 131,128

10

SHARED DISPOSITIVE POWER

8,798,206 shares, of which 48,000 shares are issuable pursuant to warrants that are exercisable within 60 days, 6,785 shares are directly owned by AMA ‘84, 36,072 shares are directly owned by AMA98 Ventures, L.P., 4,328 shares are directly owned by AMA98 Corporate, L.P., 5,417 shares are directly owned by AMA98 Investors, L.P., 2,183 shares are directly owned by AMA98 Partners, L.P., 8,513,555 shares are directly owned by Alloy Ventures and 229,866 shares are directly owned by Alloy Partners. AMC Partners 84, a California Limited Partnership and the general partner of AMA ‘84, may be deemed to have sole power to dispose of 6,785 of these shares.  Alloy Ventures 1998, LLC, the general partner of AMA98 Ventures, L.P., AMA98 Corporate, L.P., AMA98 Investors, L.P. and AMA98 Partners, L.P., may be deemed to have sole power to dispose of 48,000 of these shares.  Alloy 2002, the general partner of Alloy Ventures and Alloy Partners, may be deemed to have sole power to dispose of 8,743,421 of these shares. Shoch, a general partner of AMC Partners 84, an initial member of Alloy Ventures 1998, LLC and a managing member of Alloy 2002, may be deemed to have shared power to dispose of all of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,929,334 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 14.9%

14	TYPE OF REPORTING PERSON* IN

CUSIP No. 867931107	Page 7 of 16

1	NAME OF REPORTING PERSON Tony Di Bona (“Di Bona”) I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S) (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b) ☒

3	SEC USE ONLY
4	SOURCE OF FUNDS N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Australia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 13,356

8

SHARED VOTING POWER

8,791,421 shares, of which 1,796,684 shares are issuable pursuant to warrants that are exercisable within 60 days, 36,072 shares are directly owned by AMA98 Ventures, L.P., 4,328 shares are directly owned by AMA98 Corporate, L.P., 5,417 shares are directly owned by AMA98 Investors, L.P., 2,183 shares are directly owned by AMA98 Partners, L.P., 8,513,555 shares are directly owned by Alloy Ventures 2002, L.P. ("Alloy Ventures"), and 229,866 shares are directly owned by Alloy Partners 2002, L.P. ("Alloy Partners"). Alloy Ventures 1998, LLC, the general partner of AMA98 Ventures, L.P., AMA98 Corporate, L.P., AMA98 Investors, L.P. and AMA98 Partners, L.P., may be deemed to have sole power to vote 48,000 of these shares.  Alloy Ventures 2002, LLC (“Alloy 2002”), the general partner of Alloy Ventures and Alloy Partners, may be deemed to have sole power to vote 8,743,421 of these shares. Di Bona, an initial member of Alloy Ventures 1998, LLC and a managing member of Alloy 2002, may be deemed to have shared power to vote all of these shares.

	9	SOLE DISPOSITIVE POWER 13,356

10

SHARED DISPOSITIVE POWER

8,791,421 shares, of which 1,796,684 shares are issuable pursuant to warrants that are exercisable within 60 days, 36,072 shares are directly owned by AMA98 Ventures, L.P., 4,328 shares are directly owned by AMA98 Corporate, L.P., 5,417 shares are directly owned by AMA98 Investors, L.P., 2,183 shares are directly owned by AMA98 Partners, L.P., 8,513,555 shares are directly owned by Alloy Ventures, and 229,866 shares are directly owned by Alloy Partners. Alloy Ventures 1998, LLC, the general partner of AMA98 Ventures, L.P., AMA98 Corporate, L.P., AMA98 Investors, L.P. and AMA98 Partners, L.P., may be deemed to have sole power to dispose of 48,000 of these shares.  Alloy 2002, the general partner of Alloy Ventures and Alloy Partners, may be deemed to have sole power to dispose of 8,743,421 of these shares. Di Bona, an initial member of Alloy Ventures 1998, LLC and a managing member of Alloy 2002, may be deemed to have shared power to  dispose of all of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,804,777 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 14.7%

14	TYPE OF REPORTING PERSON* IN

CUSIP No. 867931107	Page 8 of 16

1	NAME OF REPORTING PERSON J. Leighton Read (“Read”) I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S) (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b) ☒

3	SEC USE ONLY
4	SOURCE OF FUNDS N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0

8

SHARED VOTING POWER

8,743,421 shares, of which 1,748,684 shares are issuable pursuant to warrants which are exercisable within 60 days, 8,513,555 shares are directly owned by Alloy Ventures 2002, L.P. ("Alloy Ventures"), 229,866 shares are directly owned by Alloy Partners 2002, L.P. ("Alloy Partners").  Alloy Ventures 2002, LLC (“Alloy 2002”), the general partner of Alloy Ventures and Alloy Partners, may be deemed to have sole power to vote 8,743,421 of these shares. Read, a managing member of Alloy 2002, may be deemed to have shared power to vote all of these shares.

	9	SOLE DISPOSITIVE POWER 0

10

SHARED DISPOSITIVE POWER

8,743,421 shares, of which 1,748,684 shares are issuable pursuant to warrants which are exercisable within 60 days, 8,513,555 shares are directly owned by Alloy Ventures, 229,866 shares are directly owned by Alloy Partners.  Alloy 2002, the general partner of Alloy Ventures and Alloy Partners, may be deemed to have sole power to dispose of 8,743,421 of these shares. Read, a managing member of Alloy 2002, may be deemed to have shared power to dispose of all of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,743,421 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 14.6%

14	TYPE OF REPORTING PERSON* IN

CUSIP No. 867931107	Page 9 of 16

Item 1.                                   Security and Issuer

The class of equity securities to which this Schedule 13D relates is the common stock, par value $0.001 per share (the "Common Stock"), issued by Superconductor Technologies Inc., a Delaware corporation (“Superconductor"), which has its principal executive office located at 460 Ward Drive, Santa Barbara, California 93111.

The Reporting Persons (defined below) acquired the Common Stock requiring the filing of this Schedule 13D in two transactions, both occurring on December 17, 2002.  The first transaction was the merger of Conductus, Inc., a Delaware corporation (“Conductus”), with and into a subsidiary of Superconductor (the “Merger”), under the terms of an Agreement and Plan of Merger (the “Merger Agreement”), attached as Exhibit B hereto.  The second transaction was Superconductor’s private financing transaction which occurred concurrently with the closing of the Merger (the “Financing”), under the terms of a Securities Purchase Agreement, as amended, attached as Exhibit C hereto.

Item 2.                                   Identity and Background

(a)                                  This Statement is filed by Alloy Ventures 2002, LLC (“Alloy 2002”), Alloy Ventures 2002, L.P. (“Alloy Ventures”), Craig Taylor, Douglas E. Kelly, John F. Shoch, Tony Di Bona and J. Leighton Read.  The foregoing entities and individuals are collectively referred to as the "Reporting Persons."

Reference is made to Rows 1 and 6 of the cover pages for the names and citizenship or place of organization, respectively, of the Reporting Persons.

Alloy 2002 is the general partner of Alloy Ventures and Alloy Partners 2002, L.P. (“Alloy Partners”).  Craig Taylor, Douglas E. Kelly, John F. Shoch, Tony Di Bona and J. Leighton Read are managing members of Alloy 2002 and may be deemed to have indirect beneficial ownership of shares of Superconductor owned by Alloy 2002.

Alloy 2002, Craig Taylor, Douglas E. Kelly, John F. Shoch, Tony Di Bona and J. Leighton Read hereby disclaim beneficial ownership of shares of Superconductor directly owned by Alloy Ventures and Alloy Partners, except to the extent of any indirect pecuniary interest therein.

Craig Taylor, Douglas E. Kelly, John F. Shoch and Tony Di Bona hereby disclaim beneficial ownership of shares of Superconductor directly owned by AMA98 Ventures, L.P., AMA98 Corporate, L.P., AMA98 Investors, L.P. and AMA98 Partners, L.P., except to the extent of any indirect pecuniary interest therein.

Craig Taylor and John F. Shoch hereby disclaim beneficial ownership of shares of Superconductor directly owned by Asset Management Associates 1984 (“AMA ’84”), except to the extent of any indirect pecuniary interest therein.

Any disclosure herein with respect to persons other than each Reporting Person is made on information and belief after making inquiry to the appropriate party.

(b)                                 The business address for the Reporting Persons is c/o Alloy Ventures, Inc., 480 Cowper Street, Second Floor, Palo Alto, California 94301.

(c)                                  Alloy 2002 and Alloy Ventures are venture capital and investment management firms.

Set forth in Schedule I to this Schedule 13D is the name and present principal occupation or employment of each managing member or partner who is denominated as a general partner or who functions as a managing member or general partner of Alloy 2002 and Alloy Ventures and each person controlling such partner or managing member.

Set forth in Schedule I to this Schedule 13D is the present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted for Craig Taylor, Douglas E. Kelly, John F. Shoch, Tony Di Bona and J. Leighton Read.

(d)                                 During the past five years, none of the Reporting Persons, nor to any of the Reporting Persons’ knowledge, any person named in Schedule I to this Schedule 13D, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

CUSIP No. 867931107	Page 10 of 16

(e)                                  During the past five years, none of the Reporting Persons nor, to any of the Reporting Persons’ knowledge, any person named in Schedule I to this Schedule 13D, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.

(f)                                    Craig Taylor, Douglas E. Kelly, John F. Shoch and J. Leighton Read are citizens of the United States.  Tony Di Bona is a citizen of Australia.

Item 3.                                   Source and Amount of Funds or Other Consideration

The Reporting Persons acquired the Common Stock requiring the filing of this Schedule 13D in the Merger and the Financing.

Of the shares of Common Stock beneficially owned by Craig Taylor and John F. Shoch, 6,785 shares of Common Stock are held by AMA ’84, and were received as consideration in the Merger in exchange for prior holdings of AMA ’84 in Conductus.

Of the shares of Common Stock beneficially held by Craig Taylor, John F. Shoch, Douglas E. Kelly and Tony Di Bona, 36,072 shares are directly owned by AMA98 Ventures, L.P., 4,328 shares are directly owned by AMA98 Corporate, L.P., 5,417 shares are directly owned by AMA98 Investors, L.P., and 2,183 shares are directly owned by AMA98 Partners, L.P., which such shares were received as consideration in the Merger in exchange for prior holdings of AMA98 Ventures, L.P., AMA98 Corporate, L.P., AMA98 Investors, L.P., and AMA98 Partners, L.P., respectively, in Conductus.

The remaining shares of Common Stock reported herein were acquired in the Financing by Alloy Ventures and Alloy Partners at a purchase price of $0.95 per share.  The aggregate purchase price for the 8,513,555 shares of Common Stock acquired by Alloy Ventures was $8,087,877.  The aggregate purchase price for the 229,866 shares of Common Stock acquired by Alloy Partners was $218,372.  The source of funds for the shares of Common Stock acquired by each of Alloy Ventures and Alloy Partners was working capital.

Item 4.                                   Purpose of Transaction

The Reporting Persons acquired the Common Stock and the warrants to obtain an equity interest in Superconductor.

Pursuant to the terms of the Merger Agreement, following the Merger and the Financing, Superconductor’s board of directors will be increased from eight to twelve members, including the eight current members of Superconductor’s board, three current directors of the Conductus board of directors and an additional member to be appointed by certain investors affiliated with the Special Situations Funds of Superconductor.  At the next annual meeting of Superconductor stockholders, Superconductor will reduce its board of directors to a total of ten members.  The board will then consist of six individuals chosen by the current eight directors of Superconductor from among the current eight directors of Superconductor, two individuals chosen by the current eight directors of Superconductor from among the current eight directors of Conductus, including Mr. John Shoch, or another person designated by Alloy Ventures Fund 2000, LLC, acceptable to the current directors of Superconductor, and the representative chosen by the investors affiliated with the Special Situations Funds of Superconductor.

Upon approval of the Merger by Superconductor stockholders, the stockholders additionally approved an amendment to Superconductor’s Restated Certificate of Incorporation, as amended, which increased the authorized common stock of Superconductor from 75,000,000 shares to 125,000,000 shares to facilitate Superconductor’s completion of the Merger and the Financing.

Except as described above, none of the Reporting Persons has any plans or proposals which relate to or would result in:

(a)           the acquisition by any person of additional securities of Superconductor or the disposition of additional securities of Superconductor;

(b)           an extraordinary corporate transaction such as a merger, reorganization or liquidation of Superconductor, involving Superconductor or any of its subsidiaries;

(c)           the sale or transfer of a material amount of assets of Superconductor or any of its subsidiaries;

(d)           any change in the present board of directors or management of Superconductor;

(e)           any material change in Superconductor's present capitalization or dividend policy;

CUSIP No. 867931107	Page 11 of 16

(f)            any other material change in Superconductor's business or corporate structure;

(g)           changes in Superconductor's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Superconductor by any person;

(h)           causing a class of securities of Superconductor to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)            a class of securities of Superconductor becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)            any action similar to any of those enumerated above.

The Reporting Persons intend to continually review Superconductor's business affairs and financial position, as well as conditions in the securities markets and general economic and industry conditions. Based on such evaluation and review, the Reporting Persons will continue to consider various alternative courses of action and will in the future take such actions with respect to Superconductor as they deem appropriate in light of the circumstances existing from time to time. Such actions may include, but are not limited to, purchasing additional shares of Common Stock either in the open market or in privately negotiated transactions or selling their shares of Common Stock either in the open market or in privately negotiated transactions. The foregoing actions may be taken by each of the Reporting Persons alone or with other persons.

Item 5.                                   Interest in Securities of the Issuer

(a)                                  Reference is made to rows (11) and (13) on the cover page for each Reporting Person.

Such shares reported by Craig Taylor, John F. Shoch, Doug Kelly and Tony Di Bona include 48,000 shares of Common Stock issuable upon the exercise of warrants to purchase Common Stock.

(b)                                 Reference is made to rows (7) through (10) on the cover page for each Reporting Person.  Alloy 2002, the general partner of Alloy Ventures and Alloy Partners, may be deemed to have sole power to vote and dispose of all shares of Common Stock that are owned by such parties.  Craig Taylor, Douglas E. Kelly, John F. Shoch, Tony Di Bona and J. Leighton Read, the managing members of Alloy 2002, may be deemed to have shared power to vote and dispose of all shares of Common Stock that are owned by Alloy 2002, Alloy Ventures and Alloy Partners.

Alloy Partners is a venture capital and investment management firm.  Craig Taylor, Douglas E. Kelly, John F. Shoch, Tony Di Bona and J. Leighton Read are the managing members of Alloy Partners (the “Managing Members”).  Reference is made to Rows 1 and 6 of the cover pages for the names and citizenship for each of the Managing Members.  The present principal occupation or employment for each of the Managing Members is set forth on Schedule I to this Schedule 13D.

Alloy Ventures 1998, LLC, the general partner of AMA98 Ventures, L.P., AMA98 Corporate, L.P., AMA98 Investors, L.P. and AMA98 Partners, L.P., may be deemed to have sole power to vote and dispose of all shares of Common Stock owned by AMA98 Ventures, L.P., AMA98 Corporate, L.P., AMA98 Investors, L.P. and AMA98 Partners, L.P.  Douglas E. Kelly, John F. Shoch, Craig Taylor and Tony Di Bona, the initial members of Alloy Ventures 1998, LLC (collectively, the “‘98 Initial Members”), may be deemed to have shared power to vote and dispose of all shares of Common Stock that are owned by Alloy Ventures 1998, LLC, AMA98 Ventures, L.P., AMA98 Corporate, L.P., AMA98 Investors, L.P. and AMA98 Partners, L.P.  The address of Alloy Ventures 1998, LLC, AMA98 Ventures, L.P., AMA98 Corporate, L.P., AMA98 Investors, L.P. and AMA98 Partners, L.P. and the ’98 General Partners is c/o Alloy Ventures, 480 Cowper Street, Second Floor, Palo Alto, California 94301.

Alloy Ventures 1998, LLC, AMA98 Ventures, L.P., AMA98 Corporate, L.P., AMA98 Investors, L.P. and AMA98 Partners, L.P. are venture capital and investment management firms.  Reference is made to Rows 1 and 6 of the cover pages for the names and citizenship for each of the ’98 Initial Members.  The present principal occupation or employment for each of the ’98 Initial Members is set forth on Schedule I to this Schedule 13D.

AMC Partners 84, a California Limited Partnership and the general partner of AMA ‘84, may be deemed to have sole power to vote and dispose of all shares of Common Stock owned by AMA ’84.  Craig Taylor, John F. Shoch and Franklin P. Johnson, Jr., the general partners of AMC Partners 84 (collectively, the “’84 General Partners”), may be deemed to have shared power to vote and dispose of all shares of Common Stock that are owned by AMC

CUSIP No. 867931107	Page 12 of 16

Partners 84 and AMA ‘84.  The address of AMC Partners 84, AMA ’84, and the ’84 General Partners is c/o Alloy Ventures, Inc., 480 Cowper Street, Second Floor, Palo Alto, California 94301.

AMC Partners 84 and AMA ’84 are venture capital and investment management firms.  Franklin P. Johnson, Jr. is employed as a general partner of AMC Partners 84 and is a citizen of the United States.  Reference is made to Rows 1 and 6 of the cover pages for the names and citizenship for each of Craig Taylor and John F. Shoch.  The present principal occupation or employment for each of Douglas E. Kelly and John F. Shoch is set forth on Schedule I to this Schedule 13D.

To the Reporting Persons’ knowledge, during the past five years, none of the Managing Members, ‘98 Initial Members or ’84 General Partners has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.

(c)                                  In the past 60 days, none of the Reporting Persons has engaged in any transaction in the classes of securities covered by this statement except for the transactions herein reported.

(d)                                 Craig Taylor, Douglas E. Kelly, John F. Shoch, Tony Di Bona and J. Leighton Read, the managing members of Alloy 2002, will benefit economically from the Common Stock held by Alloy 2002, Alloy Ventures and Alloy Partners, and from their interest in such entities, as disclosed in Rows 7 and 9 of the cover page for each of Craig Taylor, Douglas E. Kelly, John F. Shoch, Tony Di Bona and J. Leighton Read.

Under certain circumstances set forth in the limited partnership agreements of Alloy Ventures 1998, LLC, AMA98 Ventures, L.P., AMA98 Corporate, L.P., AMA98 Investors, L.P. and AMA98 Partners, L.P. and AMC Partners 84 and AMA ’84, the general and limited partners of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of Superconductor owned by such entity of which they are a partner.

(e)                                  Not applicable.

Item 6.                                   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Reference is made to Item 4.

Item 7.                                   Material to be Filed as Exhibits

A	Agreement of Joint Filing.

B

Agreement and Plan of Merger dated as of October 10, 2002, by and among Superconductor Technologies Inc. (“Superconductor”), STI Acquisition Inc. and Conductus, Inc. (incorporated by reference from Superconductor’s Registration Statement on Form S-4, filed with the Securities and Exchange Commission on October 31, 2002 (the “Registration Statement”), included in Annex A to the proxy statement/prospectus included in the Registration Statement)

C

Securities Purchase Agreement, dated October 10, 2002, by and between Superconductor and certain investors named therein (incorporated by reference from Superconductor’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on October 15, 2002 (the “Current Report”))

D	Supplement to Purchase Agreement, dated October 28, 2002, by and between Superconductor and certain investors named therein (incorporated by reference from the Registration Statement)

E	Form of Warrant to Purchase Superconductor Common Stock, dated October 10, 2002 (incorporated by reference from the Current Report)

CUSIP No. 867931107	Page 13 of 16

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: December 23, 2002

ALLOY VENTURES 2002, LLC

By:	/s/ Tony Di Bona
Tony Di Bona, Managing Member

ALLOY VENTURES 2002, L.P.

By:	/s/ Tony Di Bona
Tony Di Bona, Managing Member of Alloy Ventures 2002, LLC, the general partner of Alloy Ventures 2002, L.P.

/s/ Craig Taylor
CRAIG TAYLOR

/s/ Douglas E. Kelly
DOUGLAS E. KELLY

/s/ John F. Shoch
JOHN F. SHOCH

/s/ Tony Di Bona
TONY DI BONA

/s/ J. Leighton Read
J. LEIGHTON READ

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

CUSIP No. 867931107	Page 14 of 16

EXHIBIT INDEX

A	Agreement of Joint Filing.

B

Agreement and Plan of Merger dated as of October 10, 2002, by and among Superconductor Technologies Inc. (“Superconductor”), STI Acquisition Inc. and Conductus, Inc. (incorporated by reference from Superconductor’s Registration Statement on Form S-4, filed with the Securities and Exchange Commission on October 31, 2002 (the “Registration Statement”), included in Annex A to the proxy statement/prospectus included in the Registration Statement)

C

Securities Purchase Agreement, dated October 10, 2002, by and between Superconductor and certain investors named therein (incorporated by reference from Superconductor’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on October 15, 2002 (the “Current Report”))

D	Supplement to Purchase Agreement, dated October 28, 2002, by and between Superconductor and certain investors named therein (incorporated by reference from the Registration Statement)

E	Form of Warrant to Purchase Superconductor Common Stock, dated October 10, 2002 (incorporated by reference from the Current Report)

CUSIP No. 867931107	Page 15 of 16

SCHEDULE I

MANAGING MEMBERS OF ALLOY VENTURES 2002, LLC,

ALLOY VENTURES 2002, L.P.

NAME	PRINCIPAL OCCUPATION OR EMPLOYMENT

Craig Taylor	Managing Member, Alloy Ventures 2002, LLC; Managing Member, Alloy Ventures 1998, LLC; General Partner, AMC Partners 84

Douglas E. Kelly	Managing Member, Alloy Ventures 2002, LLC; Managing Member, Alloy Ventures 1998, LLC

John F. Shoch	Managing Member, Alloy Ventures 2002, LLC; Managing Member, Alloy Ventures 1998, LLC; General Partner, AMC Partners 84

Tony Di Bona	Managing Member, Alloy Ventures 2002, LLC; Managing Member, Alloy Ventures 1998, LLC

J. Leighton Read	Managing Member, Alloy Ventures 2002, LLC

All individuals named in the above table are employed by Alloy Ventures, Inc.  The address of Alloy Ventures, Inc. is 480 Cowper Street, Second Floor, Palo Alto, CA 94301.

CUSIP No. 867931107	Page 16 of 16

EXHIBIT A

                The undersigned hereby agree that a single Schedule 13D (or any amendment thereto) relating to the Common Stock of Superconductor Technologies, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13D.

Executed this 23rd day of December, 2002.

ALLOY VENTURES 2002, LLC

By:	/s/ Tony Di Bona
Tony Di Bona, Managing Member

ALLOY VENTURES 2002, L.P.

By:	/s/ Tony Di Bona
Tony Di Bona, Managing Member of Alloy Ventures 2002, LLC, the general partner of Alloy Ventures 2002, L.P.

/s/ Craig Taylor
CRAIG TAYLOR

/s/ Douglas E. Kelly
DOUGLAS E. KELLY

/s/ John F. Shoch
JOHN F. SHOCH

/s/ Tony Di Bona
TONY DI BONA

/s/ J. Leighton Read
J. LEIGHTON READ